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SOCIETE ANONYME                                                  MAILING ADDRESS:
R.C.LUXEMBOURG B. 12179                                          ALDWYCH HOUSE
REGISTERED OFFICE:                                               71-91 ALDWYCH
23, AVENUE MONTEREY                                              LONDON WC2B 4HN
L-2086 LUXEMBOURG                                                ENGLAND
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January 21, 2000

To Holders of Options to Purchase Common Shares:

    On January 14, 2000, Stolt-Nielsen S.A. announced its intention to commence an offer to holders of options to purchase Common Shares ("Common Options") whereby the Company will exchange an option to purchase one Class B Share (a "Class B Option") for each Common Option which you currently hold. Our records reflect that you are a holder of Common Options and, therefore, are entitled to participate in the Exchange Offer.

    The Exchange Offer is also being made to persons who own Common Shares (as opposed to options for Common Shares) whereby they may exchange their Common Shares for an equal number of Class B Shares (or American Depositary Shares, each representing one Class B Share). If you also own Common Shares, you will be receiving a separate mailing containing additional offering materials describing how to exchange your Common Shares if you so desire.

    The Exchange Offer will remain open until Friday, February 18, 2000, unless it is extended.

    In 1996, when we first offered Class B Shares to the public, we announced that the Class B Shares would be the Company's principal equity instrument. Since that time, the Class B Shares have generally traded at a premium over the Common Shares. On January 13, 2000, the last trading day before the announcement of the Exchange Offer, the closing sale price on Nasdaq of the Common Shares was $16.50 per share and of the American Depositary Shares was $18.25 per ADS, a price differential of $1.75 (or 11%). This price differential recently has been as great as $3.69 (or 25%). We believe this disparity relates primarily to the greater liquidity of the Class B Shares.

    If successful, the Exchange Offer will result in improved market liquidity of the Class B Shares. We believe that this could result in a higher level of investor interest. If the number of Common Shares outstanding after the termination of the Exchange Offer falls below the Nasdaq requirements, we intend to apply to Nasdaq for delisting of the Common Shares.

    The Class B Shares carry economic rights that are at least equal to the Common Shares. The Class B Shares, however, have very limited rights to vote on matters that require shareholder approval. With respect to voting rights, however, the Stolt-Nielsen family today controls approximately 70% of the votes that can be cast at any shareholder meeting. This is enough to determine the outcome of almost all matters requiring a shareholder vote. Fiducia Ltd., a Bermuda company owned by trusts whose beneficiaries are members of the Stolt-Nielsen family, does not intend to exchange its Common Shares in the Exchange Offer, so the Exchange Offer is not expected to affect the control of the Company in a meaningful way. The directors and executive officers of the Company who are members of the Stolt-Nielsen family have indicated their intention to exchange their Common Shares held outside of Fiducia Ltd., and the other directors and executive officers have indicated their intention to exchange all of their Common Shares and options to purchase Common Shares.

    The Exchange Offer is explained in detail in the enclosed Offering Circular and related materials. I encourage you to read these materials carefully before making any decision with respect to the Exchange Offer. The instructions on how to exchange Common Options for Class B Options are also explained in detail in the enclosed materials.
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    As you review the enclosed information, please keep the following points in mind:

    - To exchange your Common Options, you must deliver a complete, signed Notice of Election (or facsimile thereof) and, if available, the letters or other instruments representing your Common Options before 5:00 p.m., New York City time, on February 18, 2000, unless the deadline is extended by the Company. These documents should be delivered directly to (i) in the case of land-based personnel, Mindy Miles, Stolt-Nielsen Transportation Group Ltd., 8 Sound Shore Drive, P.O. Box 2300, Greenwich, Connecticut 06836, USA (telephone number 1-203-625-3675 and facsimile number 1-203-625-3917) and (ii) in the case of sea personnel, Hogne von der Fehr, Stolt-Nielsen Transportation Group Ltd., Shipowning Division, 15635 Jacintoport Blvd., Houston, Texas 77015-6534, USA (telephone number 1-281-860-5138 and facsimile number 1-281-860-5176).

    - If you wish to tender your Common Options but cannot, for any reason, deliver the letters or other instruments representing your Common Options to the Company, you may send a duly executed Notice of Election to the Company (or a facsimile of the Notice of Election) and, to the extent your tender is accepted by the Company, your option letters or other instruments will be deemed amended to reflect the exchange.

    - If you choose to exchange your Common Options in the Exchange Offer, you must exchange ALL of your Common Options for Class B Options. Partial tenders of Common Options will not be accepted.

    - If you exchange your Common Options in the Exchange Offer, the exercise price of the Class B Options you will receive and the period during which you may exercise the Class B Options you receive will be identical to the exercise price and exercise period of the Common Options you exchange.

    - We suggest that you review the section entitled "Certain U.S. Federal and Non-U.S. Income Tax Considerations" in the Offering Circular. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES OF TAKING OR NOT TAKING ANY ACTION CONCERNING YOUR COMMON OPTIONS PRIOR TO OR IN CONNECTION WITH THE EXCHANGE OFFER.

    - If you have any questions after reviewing the enclosed materials, please contact Mindy Miles or Hogne von der Fehr at the numbers listed above or D.F. King & Co., the information agent for the Exchange Offer, at 1-800-347-4750.

    We believe that our Stock Option Plans represent an important way of tying the interests of all of us who work for Stolt-Nielsen S.A. with the interests of the Company's shareholders and that a long-term incentive plan of this type provides you with an opportunity to share in the wealth that you work so hard to create.

                                            Sincerely,

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                                            Jacob Stolt-Nielsen
                                            CHAIRMAN OF THE BOARD AND
                                            CHIEF EXECUTIVE OFFICER